OFFICE OF THRIFT SUPERVISION
                              WASHINGTON, DC 20552

                                      ------

                                    FORM 10-Q

(Mark One)


[ ] QUARTERLY REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the quarterly period ended:
                               ----------------

                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from   OCTOBER 1, 1996     to   DECEMBER 31, 1996
                               ---------------------    -------------------

                                             OTS Docket number   05939
                                                                 -----

                            COMMUNITY SAVINGS, F. A.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             UNITED STATES                                 65-0525685
----------------------------------------       ---------------------------------
    (State or other jurisdiction of                      (IRS employer
     incorporation or organization)                    identification no.)

          660 US Highway One
         North Palm Beach, FL                                33408
----------------------------------------       ---------------------------------
    (Address of principal executive                        (Zip code)
               offices)

                        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (561) 881-4800
                        -------------------------------------------------------

         Indicate by check whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

        As of February 7, 1997 there were 5,090,120 shares of the Registrant's common stock outstanding.


                    COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
                                TABLE OF CONTENTS


 PART I. FINANCIAL INFORMATION                                                          PAGE
 -----------------------------                                                          ----

 Item 1.      Financial Statements

              Consolidated Statements of Financial Condition as of
              December 31, 1996 (unaudited) and September 30, 1996                       2

              Consolidated Statements of Operations for the three months
              ended December 31, 1996 and 1995 (unaudited)                               3

              Consolidated Statements of Changes in Shareholders' Equity for the three months ended December 31, 1996 (unaudited) and the year ended September 30, 1996 4

              Consolidated Statements of Cash Flows for the three months
              ended December 31, 1996 and 1995 (unaudited)                               5

              Notes to Consolidated Financial Statements (unaudited)                     6

Item 2.       Management's Discussion and Analysis of Financial Condition
              and Results of Operations                                                 10

PART II. OTHER INFORMATION
--------------------------

Item 1        Legal Proceedings                                                         15

Item 2        Changes in Securities                                                     15

Item 3        Default Upon Senior Securities                                            15

Item 4        Submission of Matters to a Vote of Security Holders                       15

Item 5        Other Information                                                         15

Item 6        Exhibits and Reports on Form 8-K                                          16

              Signature Page                                                            17


                          PART I. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AT DECEMBER 31, 1996 AND SEPTEMBER 30, 1996

                                                                December 31,     September 30,
                                                                   1996              1996
                                                                ------------     -------------
                                                                (unaudited)
ASSETS                                                                  (In Thousands)
  Cash and cash equivalents:
     Cash and amounts due from depository institutions           $  13,547        $  15,600
     Interest-bearing deposits                                      28,895           29,180
                                                                 ---------        ---------
        Total cash and cash equivalents                             42,442           44,780

  Securities available for sale                                    123,152          124,287
  Investments - held to maturity                                    22,139           22,293
  Mortgage-backed and related securities - held to maturity         53,405           54,945
  Loans receivable, net of allowance for loan losses               389,040          376,219
  Accrued interest receivable                                        2,354            2,208
  Office properties and equipment, net                              16,368           16,359
  Investment in and advances to real estate venture                     62              218
  Real estate owned, net                                             1,455            1,384
  Federal Home Loan Bank stock - at cost                             2,864            5,384
  Other assets                                                       1,928            2,255
                                                                 ---------        ---------
        Total assets                                             $ 655,209        $ 650,332
                                                                 =========        =========

LIABILITIES
  Deposits                                                       $ 513,709        $ 498,929
  Mortgage-backed bond - net                                        17,230           17,453
  Advances from Federal Home Loan Bank                              34,763           36,350
  ESOP borrowings                                                    1,915            2,064
  Advances by borrowers for taxes and insurance                      1,059            6,861
  Other liabilities                                                  8,378           11,599
  Deferred income taxes                                              2,036            2,020
                                                                 ---------        ---------
        Total liabilities                                          579,090          575,276
                                                                 ---------        ---------

SHAREHOLDERS' EQUITY
  Preferred stock ($1 par value): 10,000,000 authorized
    shares, no shares issued
  Common stock ($1 par value): 20,000,000 authorized
    shares, 5,090,120 shares outstanding                             5,090            5,090
  Additional paid in capital                                        29,950           29,881
  Retained income - substantially restricted                        44,603           43,902
  Common stock purchased by Employee Stock Ownership Plan           (1,848)          (1,965)
  Common stock issued to Recognition and Retention Plan               (608)            (654)
  Unrealized decrease in market value of assets available
    for sale, net of income taxes                                   (1,068)          (1,198)
                                                                 ---------        ---------
        Total shareholders' equity                                  76,119           75,056
                                                                 ---------        ---------
        Total liabilities and shareholders' equity               $ 655,209        $ 650,332
                                                                 =========        =========

  See Notes to consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED
DECEMBER 31, 1996 AND DECEMBER 31, 1995

                                                              For the three months
                                                              ended December 31,
                                                                  1996       1995
                                                                  ----       ----
                                                                     (unaudited)
                                                                   (In Thousands)
Interest income:
  Real estate loans                                             $ 7,427   $ 6,278
  Consumer and commercial business loans                            408       344
  Investment securities and securities available for sale         2,566     1,361
  Mortgage-backed and related securities                          1,004     1,565
  Interest-earning deposits                                         491       657
                                                                -------   -------
     Total interest income                                       11,896    10,205
                                                                -------   -------

Interest expense:
  Deposits                                                        5,251     4,499
  Advances from Federal Home Loan Bank
    and other borrowings                                          1,127       850
                                                                -------   -------
     Total interest expense                                       6,378     5,349
                                                                -------   -------

Net interest income                                               5,518     4,856
                                                                -------   -------

Provision for loan losses                                           243        30
                                                                -------   -------

Net interest income after provision for loan losses               5,275     4,826
                                                                -------   -------

Other income:
 Servicing income and other fees                                     33        35
 NOW account and other customer fees                                820       789
 Net gain on sale of securities
   available for sale                                                51       110
 Net gain on sale of loans receivable                                 3        --
 Equity in net income of real estate venture                         72       107
 Miscellaneous                                                      246        39
                                                                -------   -------
     Total other income                                           1,225     1,080
                                                                -------   -------

Operating expense:
 Employee compensation and benefits                               2,125     2,003
 Occupancy and equipment                                          1,201     1,144
 Net loss on real estate owned                                       37        81
 Advertising and promotion                                          240       105
 Federal deposit insurance premium                                  288       255
 Miscellaneous                                                      753       600
                                                                -------   -------
     Total operating expense                                      4,644     4,188
                                                                -------   -------

Income before provision for income taxes                          1,856     1,718

Provision for income taxes                                          696       667
                                                                -------   -------
Net income                                                      $ 1,160   $ 1,051
                                                                =======   =======
 Primary and fully diluted earnings per share                   $  0.23   $  0.22
                                                                =======   =======


See Notes to consolidated financial statements.


COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 1996 AND
FOR THE THREE MONTHS ENDED DECEMBER 31, 1996  (UNAUDITED)

                                                                                                   Unrealized
                                                                                                    Increase
                                                                                                   (Decrease)
                                                                                                       in
                                                               Retained      Employee   Recognition  Market Value
                                                   Additional   Income-       Stock        and        of Assets
                                          Common    Paid In   Substantially  Ownership   Retention  Available for
                                          Stock     Capital     Restricted     Plan        Plan         Sale      Total
                                    ====================================================================================
                                                                          (In Thousands)

Balance - September 30, 1995             $  5,089   $ 30,182    $ 41,666    $ (2,456)   $ (1,162)   $   (471)   $ 72,848
Net income for year ended
      September 30, 1996                       --         --       3,915          --          --          --       3,915
Stock options exercised                         1         12          --          --          --          --          13
Transfer from securities held to
      maturity to securities available
      for sale (net of income taxes)           --         --          --          --          --         247         247
Unrealized decrease in market value
      of assets available for sale
      (net of income taxes)                    --         --          --          --          --        (974)       (974)
Adjustment to deferred compensation
       - Recognition and Retention
         Plan                                  --       (378)         --          --         378          --          --
Amortization of deferred
     compensation - Employee Stock
     Ownership Plan and Recognition
     and Retention Plan                        --         65          --         491         130          --         686
Dividends declared                             --         --      (1,679)         --          --          --      (1,679)
                                        ---------------------------------------------------------------------------------

Balance - September 30, 1996                5,090     29,881      43,902      (1,965)       (654)     (1,198)     75,056
Net income for three months ended
      December 31, 1996                        --         --       1,160          --          --          --       1,160
Stock options exercised                        --          4          --          --          --          --           4
Unrealized increase in market value
      of assets available for sale
      (net of income taxes)                    --         --          --          --          --         130         130
Amortization of deferred
     compensation - Employee Stock
     Ownership Plan and Recognition
     and Retention Plan                        --         65          --         117          46          --         228
Dividends declared                             --         --        (459)         --          --          --        (459)
                                        ---------------------------------------------------------------------------------
Balance - December 31,1996
(unaudited)                              $  5,090   $ 29,950    $ 44,603    $ (1,848)   $   (608)   $ (1,068)   $ 76,119
                                        =================================================================================


See Notes to consolidated financial statements.


COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED DECEMBER 31, 1996 AND 1995
                                                                                  For the three months ended
                                                                                           December 31,
                                                                                         1996         1995
                                                                                         ----         ----
                                                                                            (unaudited)
                                                                                          (In Thousands)
  CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
 Net income                                                                           $  1,160    $  1,051
 Adjustments to reconcile net income to net cash provided by  operating activities:
   Depreciation                                                                            329         364
   ESOP and Recognition and Retention Plan compensation expense                            228         255
   Accretion of discounts, amortization of premiums, and other deferred yield items       (396)       (371)
   Provision for loan losses                                                               243          30
   Provision for losses and net losses on sales of real estate owned                        --          28
   Amortization of discount on mortgage-backed bond                                        123         124
   Net (gain) loss on sale of securities available for sale                                (50)         --
   Net loss on sale of loans and other assets                                              (10)         --
 (Increase) decrease in accrued interest receivable                                       (146)        171
 (Increase) decrease in other assets                                                       327         (14)
 Decrease (increase) in loans available for sale                                           137        (210)
 (Decrease) increase in other liabilities                                               (3,221)        792
                                                                                      --------    --------

      Net cash (used for) provided by operating activities                              (1,276)      2,220
                                                                                      --------    --------

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES:
 Loan originations and principal payments on loans                                     (11,257)     (5,165)
 Principal payments received on mortgage-backed and related securities                   2,840       2,489
 Principal payments on investments                                                         475         596
 Purchases of:
  Loans                                                                                 (1,998)       (104)
  Mortgage-backed and related securities                                                    --      (6,013)
  Securities available for sale                                                             --      (4,308)
  Office property and equipment                                                           (344)       (115)
 Proceeds from sales of:
  Securities available for sale                                                            100         749
  Office property and equipment                                                            178          18
  Real estate acquired in settlement of loans                                               --          38
  Federal Home Loan Bank stock                                                           2,520          --
 Proceeds from maturities of investments                                                    --       8,799
 Investment in real estate venture                                                         156       1,201
 Other investing                                                                          (184)        (59)
                                                                                      --------    --------

          Net cash used for investing activities                                        (7,514)     (1,874)
                                                                                      --------    --------

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:
 Net increase in:
   NOW accounts, demand deposits, and savings accounts                                   3,112       7,541
   Certificates of deposit                                                              11,668      16,768
 Repayment of advances from Federal Home Loan Bank                                      (1,587)     (1,087)
 Advances by borrowers for taxes and insurance                                          (5,802)     (5,537)
 ESOP loan                                                                                (149)       (148)
 Sale of common stock-net of issuance costs                                                  4          --
 Payments made on mortgage-backed bond                                                    (346)       (347)
Dividends paid                                                                            (448)       (391)
                                                                                      --------    --------

          Net cash provided by (used for) financing activities                           6,452      16,799
                                                                                      --------    --------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                    (2,338)     17,145
CASH AND CASH EQUIVALENTS, beginning of period                                          44,780      42,497
                                                                                      --------    --------
CASH AND CASH EQUIVALENTS, end of period                                              $ 42,442    $ 59,642
                                                                                      ========    ========

See Notes to consolidated financial statements


COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

      The unaudited consolidated interim financial statements for Community Savings, F. A. and its subsidiaries ("Community Savings" or the "Association"), the majority-owned subsidiary of ComFed, M. H. C., reflect all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary to present fairly the Association's consolidated financial condition and the consolidated results of operations and cash flows for interim periods. The results for interim periods are not necessarily indicative of trends or results to be expected for the full year. All weighted interest rates are presented on an annualized basis. The unaudited consolidated interim financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Association's Annual Report to shareholders for the year ended September 30, 1996.

2. REORGANIZATION TO A MUTUAL HOLDING COMPANY AND CONVERSION TO STOCK FORM OF OWNERSHIP

      The Association was reorganized into a federal mutual holding company, ComFed, M.H.C. (the "Holding Company") on October 24, 1994. In connection with the reorganization, the Holding Company retained $200,000 for operating capital. The Holding Company is chartered and regulated by the Office of Thrift Supervision ("OTS").

      Simultaneously with the reorganization into a mutual holding company, the Association sold shares of common stock which represent a minority interest in the Association to officers, directors, employees, and certain depositors and borrowers of the Association, and to certain members of the general public. The remaining issued and outstanding shares are owned by the Holding Company. The reorganization and minority stock offering were completed on October 24, 1994. The Association sold 2,379,856 shares at $15 per share for total gross proceeds of $35,697,840. The minority stock offering represented a minority ownership of 47.6% of the Association. The net proceeds of the stock offering, after reflecting conversion expenses of approximately $1,712,000, were $33,985,840. The net proceeds, less the $200,000 retained by the Holding Company, were added to the Association's general funds to be used for general corporate purposes.

      In connection with the reorganization to the stock form of ownership, the Community Savings, F. A. Employee Stock Ownership Plan ("ESOP") purchased 190,388 shares of the Association common stock at an average price of $14.45 per share, or $2,752,977 in the aggregate, which was funded by a loan from an unaffiliated lender. The Association makes scheduled cash contributions to the ESOP sufficient to service the amount borrowed. For the quarter ended December 31, 1996, total contributions made to the ESOP, which are used to fund principal and interest payments on the ESOP debt, totaled approximately $191,000.

3.    CHANGE IN FISCAL YEAR END

      During  January  1997,  the  Board  of  Directors   voted  to  change  the
      Association's year end from September 30th to December 31st, effective with the year ending December 31, 1996.


COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    LOANS RECEIVABLE

      Loans receivable consist of the following:

                                                                                  December 31,       September 30,
                                                                                  ------------       -------------
                                                                                      1996               1996
                                                                                      ----               ----
                                                                                           (In Thousands)
       Real estate loans:
          Residential 1-4 family                                                    $293,296            $284,267
          Residential 1-4 family held for sale (at lower of cost or fair value)           70                 207
          Residential construction loans                                              33,158              33,520
          Non-residential construction loans                                           2,200               2,200
          Land loans                                                                  19,426              16,846
          Multi-family loans                                                           8,096               8,153
          Commercial                                                                  37,815              38,433
                                                                                      ------              ------
             Total real estate loans                                                 394,061             383,626
                                                                                     -------             -------

       Non-real estate loans:
          Consumer loans                                                              16,028              15,606
          Commercial business                                                          2,458               1,874
                                                                                       -----               -----
             Total non-real estate loans                                              18,486              17,480
                                                                                      ------              ------
             Total loans receivable                                                  412,547             401,106

       Less:
          Undisbursed loan proceeds                                                   20,765              22,318
          Unearned discount and net deferred loan fees                                   200                 257
          Allowance for loan losses                                                    2,542               2,312
                                                                                       -----               -----
       Total loans receivable,  net                                                 $389,040            $376,219
                                                                                    ========            ========

      The amount of loans on which the Association has ceased accruing interest aggregated approximately $1,631,000 and $842,000 at December 31, 1996 and September 30, 1996, respectively. The amount of interest not accrued related to these loans was approximately $65,000 and $44,000 at December 31, 1996 and September 30, 1996, respectively.

      An analysis of the changes in the allowance for loan losses is as follows:

                                                                                              For the three months
                                                                                               ended December 31,
                                                                                             1996             1995
                                                                                             ----             ----
                                                                                                 (In Thousands)

      Balance, beginning of period                                                           $2,312           $3,492
      Provision charged to income                                                               243               30
      Losses charged to allowance                                                              (13)             (30)
      Recoveries                                                                                  -                -
                                                                                                  -                -
                                                                                             ------           ------
      Balance, end of period                                                                 $2,542           $3,492
                                                                                             ======           ======

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      In May 1993, the Financial Accounting Standards Board ("FASB") issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The Statement generally requires all creditors to account for impaired loans, except those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate. In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures." This statement amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan. SFAS No. 118 does not change the provisions in SFAS No. 114 that require a creditor to measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the market price of the loan or the fair value of the collateral if the loan is collateral dependent. The Association adopted the provisions of SFAS No. 114 as amended by SFAS No. 118 effective October 1, 1995.

      An analysis of the recorded investment in impaired loans owned by the Association at December 31, 1996 and the related allowance for those loans is as follows:

                                                                                             December 31, 1996
                                                                                          -----------------------
                                                                                            Loan        Related
                                                                                          Balances     Allowances
                                                                                          --------     ----------
                                                                                               (In Thousands)
        Impaired loan balances and related
         allowances for loan losses                                                       $1,071           $252
                                                                                          ======           ====

5.    REAL ESTATE OWNED

      Real estate owned consists of the following:
                                                                                      December 31,     September 30,
                                                                                          1996             1996
                                                                                          ----             ----
                                                                                               (In Thousands)

       Real estate owned                                                                  $1,547         $1,476
       Less allowance for loss                                                                92             92
                                                                                              --             --
       Total                                                                              $1,455         $1,384
                                                                                          ======         ======

      Changes in reserve for loss are as follows:
                                                                                          For the three months
                                                                                           ended December 31,
                                                                                         ---------------------
                                                                                         1996              1995
                                                                                         ----              ----
                                                                                            (In Thousands)

       Balance, beginning of period                                                       $92              $113
       Provision charged to income                                                          -                40
       Losses charged to reserve                                                            -               (4)
                                                                                            -               ---
       Balance, end of period                                                             $92              $149
                                                                                          ===              ====

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    DEPOSITS

      The weighted-average interest rates on deposits at December 31, 1996 and September 30, 1996 were 4.15% and 4.09%, respectively. Deposit accounts, by type and range of rates at December 31, 1996 and September 30, 1996, consist of the following:

                                            DECEMBER 31,       SEPTEMBER 30,
                                            ------------       -------------
                                               1996                1996
                                               ----                ----
                                                     (In Thousands)
ACCOUNT TYPE AND RATE
Non-interest-bearing NOW accounts            $ 18,627           $ 19,532
NOW, Super NOW and funds transfer accounts     67,076             63,098
Passbook and statement accounts                30,821             30,875
Money market accounts                          69,514             69,421
                                             --------           --------

Total non-certificate accounts                186,038            182,926
                                             --------           --------

Certificates:
 3.00% or less                                  1,035              1,600
 3.01% - 3.99%                                    598                903
 4.00% - 4.99%                                 51,484             80,831
 5.00% - 5.99%                                232,313            193,281
 6.00% - 6.99%                                 33,568             29,571
 7.00% - 7.99%                                  8,673              9,817
                                             --------           --------
Total certificates of deposit                 327,671            316,003
                                             --------           --------

Total                                        $513,709           $498,929
                                             ========           ========

      Individual deposits greater than $100,000 at December 31, 1996 and September 30, 1996 aggregated approximately $72,504,000 and $67,467,000, respectively. Deposits in excess of $100,000 are not insured.

7.    CONTINGENCIES

      In connection with its mutual holding company reorganization and stock offering, the Association's ESOP borrowed funds from Nationar, a New York trust company which was owned by savings banks in the state of New York, and used the funds to purchase eight percent of the shares of the Association's common stock in the open market. All of such shares were pledged as collateral to support the ESOP loan. In connection with the ESOP loan, the Association placed $1,200,000 in a non-insured, interest-earning deposit account with Nationar as collateral to secure the ESOP loan. On February 6, 1995, Nationar was seized by the New York Banking Department because of liquidity problems and continuing losses. During the year ended September 30, 1995, the Association was uncertain as to the recoverability of the collateral securing the ESOP loan. During fiscal year 1995, the Superintendent transferred $200,000 of the Association's collateral to a new interest-earning deposit account with Northwest Savings Bank, leaving $1,000,000 in the Nationar account. During the year ended September 30, 1996, the Association received $400,000 as a partial settlement from the New York Banking Department and established a specific reserve of $200,000. During the quarter ended December 31, 1996, the Association received the final payment of $600,000 from the New York Banking Department. As a result of the recovery of the entire amount due the Association, the specific reserve of $200,000 was reversed.

      In  addition,   the  Association  is  investigating  a  possible  employee defalcation which may have been occurring for several years. The Association maintains insurance to cover possible defalcation losses with a claim deductible of $200,000. The Association established a liability for the amount of the deductible during fiscal year 1996. Management currently estimates that the loss in excess of the deductible will not involve material amounts and will be covered by the insurance. Although the Association has notified its insurance company of the potential claim and the insurance company has acknowledged coverage, the insurance company has not completed its investigation of the claim.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

8.    EARNINGS PER SHARE

      The primary and fully diluted weighted-average number of shares includes adjustments for the Association's ESOP, Recognition and Retention Plan ("RRP"), and stock options. For the quarter ended December 31, 1996, the primary and fully diluted weighted-average number of shares was 4,983,996 and 5,001,648, respectively. For the quarter ended December 31, 1995, the primary and fully diluted weighted-average number of shares was 4,928,860.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                     GENERAL

Community Savings, founded in 1955, is a federally-chartered savings and loan association headquartered in North Palm Beach, Florida. The Association's deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The Association has been a member of the Federal Home Loan Bank of Atlanta ("FHLB") since 1955. On October 24, 1994, Community Savings successfully completed a stock offering by issuing 5,000,000 shares of common stock of which 47.6% or 2,379,856 shares were purchased at $15.00 a share by the public and 2,620,144 shares were issued to the newly formed mutual holding company, ComFed, M. H. C. During July 1995, 88,900 shares of common stock were issued from authorized but unissued shares to fund the Association's RRP, and during April 1996, 1,220 shares were issued upon the exercise of stock options, resulting in total shares of common stock issued and outstanding of 5,090,120.

The Association is a community-oriented financial institution engaged primarily in the business of attracting deposits from the general public and using such funds, together with other borrowings, to invest in various consumer based real estate loans and mortgage-backed securities ("MBS"). Community Savings' plan is to operate as a well-capitalized, profitable and independent institution. Community Savings currently exceeds all regulatory capital requirements. The Association's profitability is highly dependent on its net interest income. The components that determine net interest income are the amount of interest-earning assets and interest-bearing liabilities, together with the rates earned or paid on such interest rate-sensitive instruments. The Association is sensitive to managing interest rate risk exposure by better matching asset and liability maturities and rates. This is accomplished while considering the credit risk of certain assets. The Association maintains asset quality by utilizing comprehensive loan underwriting standards and collection efforts as well as by primarily originating or purchasing secured or guaranteed assets.

                         LIQUIDITY AND CAPITAL RESOURCES

The Association is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5.0%. The Association's liquidity ratio averaged 12.9% during the quarter ended December 31, 1996 while liquidity ratios averaged 14.8% for the year ended September 30, 1996. The Association adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings, and loan commitments. The Association also adjusts liquidity as appropriate to meet its asset and liability management objectives. A major portion of the Association's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities.

The Association's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Association manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Association invests excess funds in short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Short-term interest-bearing deposits with the FHLB of Atlanta amounted to $28.7 million at December 31, 1996. Other assets qualifying for liquidity outstanding at December 31, 1996 amounted to $32.4 million. For additional information about cash flows from the Association's operating, financing, and investing activities, see the unaudited consolidated statements of cash flows included in

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

the financial statements. The primary sources of cash were net income and principal repayments on loans and mortgage-backed securities.

Liquidity management is both a daily and long-term function of business management. If the Association requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At December 31, 1996, the Association's advances from the FHLB totaled $34.8 million. The Association has in the past utilized borrowings from the FHLB principally to reduce interest rate risk, rather than for liquidity purposes.

At December 31, 1996, the Association had outstanding loan commitments totalling $5.8 million, which amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year totaled $253.6 million at December 31, 1996. Based on prior experience, management believes that a significant portion of such deposits will remain with the Association.

                               FINANCIAL CONDITION

                December 31, 1996 compared to September 30, 1996
                ------------------------------------------------

The following table summarizes certain information relating to the Association's financial condition at the dates indicated.

                                                       December 31,          September 30,           Increase
                                                           1996                   1996              (Decrease)
                                                           ----                   ----              ----------
                                                       (unaudited)
                                                                             (In Thousands)
Assets:
   Total assets                                          $655,209               $650,332              $4,877
   Cash and cash equivalents                               42,442                 44,780              (2,338)
   Securities portfolio:
      Investment securities                                22,139                 22,293                (154)
      Securities available for sale                       123,152                124,287              (1,135)
      Mortgage-backed and related securities               53,405                 54,945              (1,540)
   Total securities portfolio                             198,696                201,525              (2,829)
    Loans receivable, net                                 389,040                376,219              12,821
    Real estate owned, net                                  1,455                  1,384                  71

Liabilities:
  Total liabilities                                       579,090                575,276               3,814
  Deposits                                                513,709                498,929              14,780
  ESOP borrowings                                           1,915                  2,064                (149)
  Advances by borrowers for taxes and insurance             1,059                  6,861              (5,802)
  Shareholders' equity                                     76,119                 75,056               1,063

Total assets increased $4.9 million to $655.2 million at December 31, 1996, as compared to $650.3 million at September 30, 1996 primarily due to a $12.8 million increase in loans receivable to $389.0 million at December 31, 1996 from $376.2 million at September 30, 1996. The increase in total assets was partially offset by a $2.3 million decrease in cash and cash equivalents, a $2.8 million decrease in the securities portfolio and a $2.8 million decrease in other assets. The increase in total assets was primarily funded by a $14.8 million increase in deposits to $513.7 at December 31, 1996 from $498.9 million at September 30, 1996.

The securities portfolio experienced a net decrease of $2.8 million which primarily reflected scheduled principal reductions and amortization of premiums and discounts.

Loans receivable increased $12.8 million as a result of the Association's continued emphasis on its lending activities. Loan originations of $29.6 million and purchases of $2.0 million, (primarily consisting of one- to four-family residential properties) were offset by repayments and other adjustments of $18.8 million. Real estate owned

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

increased $71,000 to $1.5 million at December 31, 1996, from $1.4 million at September 30, 1996, primarily due to the addition of new foreclosed real estate.

Total liabilities increased $3.8 million to $579.1 million at December 31, 1996, from $575.3 million at September 30, 1996. Total deposits increased by $14.8 million to $513.7 million at December 31, 1996 from $498.9 million at September 30, 1996 due primarily to increased retail deposits and public funds. Advances by borrowers for taxes and insurance decreased $5.8 million to $1.1 million at December 31, 1996, from $6.9 million at September 30, 1996, due to the payment of real estate taxes during the three month period. In addition during the quarter ended December 31, 1996, the Association made its $2.8 million payment for the SAIF recapitalization premium which had been accrued and included in other liabilities.

Total equity increased to $76.1 million at December 31, 1996, from $75.1 million at September 30, 1996, due to net income of $1.2 million, the stock benefit plans accrual of $228,000, and a net increase in the market value of assets available for sale of $130,000, offset by the declaration of dividends totalling $459,000. For further information, see the unaudited consolidated statements of changes in shareholders' equity in the accompanying consolidated financial statements.

At  December  31,  1996,  the  Association   exceeded  all  regulatory   capital
requirements as follows:

                                                                                                To be Considered
                                                                        Minimum for             Well Capitalized
                                                                      Capital Adequacy       for Prompt Corrective
                                                 Actual                   Purposes              Action Provision
                                        -----------------------------------------------------------------------------
                                             Ratio       Amount       Ratio        Amount        Ratio       Amount
                                        -----------------------------------------------------------------------------
As of December 31, 1996:
Shareholders' equity, and ratio
   to total assets                            11.6%      $76,119
                                              =====
Investment in subsidiary                                      --
Intangible assets                                          1,068
                                                           -----
Tangible capital, and ratio to
   adjusted total assets                      11.8%      $77,187        1.5%        $9,844
                                              =====      =======        ====        ======
Tier 1 (core) capital, and ratio
   to adjusted total assets                   11.8%      $77,187        4.0%       $26,251         5.0%      $32,814
                                              =====      =======        ====       =======         ====      =======
Tier 1 (core) capital, and ratio to
   risk-weighted total assets                 24.2%      $77,187                                   6.0%      $19,119
                                              =====      -------                                   ====      =======

Allowance for loan and lease losses                        2,290
Equity investments                                         (632)
                                                           -----
Tier 2 capital                                             1,658
                                                           -----
Total risk-based capital, and ratio to
   risk-weighted total assets                 24.7%      $78,845        8.0%       $25,492        10.0%      $31,865
                                              =====      =======        ====       =======        =====      =======

Total assets                               $655,209
                                           ========
Adjusted total assets                      $656,277
                                           ========
Risk-weighted assets                       $318,650
                                           ========

                                  ASSET QUALITY

Loans 90 days past due are generally placed on non-accrual status. The Association ceases to accrue interest on a loan once it is placed on non-accrual status and interest accrued but unpaid at such time is charged against interest income. Additionally, any loan where it appears evident prior to being past due 90 days that the collection of interest is in doubt is also placed on non-accrual status. The Association carries real estate owned at the lower of cost or fair value, less cost to dispose. Management regularly reviews assets to determine proper valuation. The Association did not have any restructured loans within the meaning of Statement of Financial Accounting Standards No. 15 at December 31, 1996 or September 30, 1996.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

The  following  table  sets  forth   information   regarding  the  Association's
delinquent loans and foreclosed real estate at the dates indicated:

                                                                              December 31,    September 30,
                                                                                 1996             1996
                                                                                 ----             ----
                                                                             (unaudited)
                                                                                    (In Thousands)
Residential real estate loans:
  Loans 60 to 89 days delinquent                                                $  446          $  209
  Loans more than 90 days delinquent                                             1,524             832
                                                                                ------          ------
    Total                                                                        1,970           1,041
                                                                                ------          ------
Commercial and multi-family real estate loans:
  Loans 60 to 89 days delinquent                                                    --              --
  Loans more than 90 days delinquent                                                --              --
                                                                                ------          ------
    Total                                                                           --              --
                                                                                ------          ------

Consumer and commercial business loans:
  Loans 60 to 89 days delinquent                                                    72               3
  Loans more than 90 days delinquent                                               107              10
                                                                                ------          ------
Land
  Loans 60 to 89 days delinquent                                                    --              --
  Loans more than 90 days delinquent                                                --              --
                                                                                ------          ------
    Total                                                                           --              --
                                                                                ------          ------
Total non-performing loans                                                       2,149           1,054
                                                                                ------          ------

Real estate owned net of related allowance                                       1,455           1,384
Loans to facilitate sale of real estate owned                                      224             226
Other non-performing assets net of related allowance                                --             400
                                                                                ------          ------
Total non-performing assets and loans to facilitate sale of real estate owned   $3,828          $3,064
                                                                                ======          ======


                              RESULTS OF OPERATIONS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 1996 AND 1995

                                     GENERAL

Net income for the quarter ended December 31, 1996 increased 10.5% to $1.2 million, or $.23 per share, compared to $1.1 million, or $.22 per share, for the quarter ended December 31, 1995. The increase in net income was due to increases in net interest income of $662,000 and in other income of $145,000 offset in part by increases of $213,000 in the provision for loan losses, $455,000 in operating expense, and $29,000 in the provision for income taxes.

                               NET INTEREST INCOME

Net interest income increased to $5.5 million for the quarter ended December 31, 1996 from $4.9 million for the quarter ended December 31, 1995 primarily as a result of an $78.0 million increase in average interest-earning assets to $616.6 million for the three months ended December 31, 1996 from $538.6 million for the same period in 1995. This increase was offset in large part by a $74.8 million increase in average interest-bearing liabilities to $559.8 million for the three months ended December 31, 1996 from $485.0 million for the same period in 1995.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

                            PROVISION FOR LOAN LOSSES

The Association maintains an allowance for loan losses based upon a periodic evaluation of known and inherent risks in the loan portfolio, the past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, the estimated value of the underlying loan collateral, the nature and volume of its loan activities, and current as well as expected future economic conditions. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Association's actual loss experience, as well as standards applied by the OTS and FDIC. The Association's provision for loan losses was $243,000 for the quarter ended December 31, 1996, as compared to $30,000 for the quarter ended December 31, 1995. The increase in the provision of $213,000 included a $200,000 transfer to the general loan valuation allowance from a specific reserve which had been maintained with respect to an interest-earning deposit which was pledged as collateral for the ESOP loan and which was recovered during the quarter ended December 31, 1996 (see Note 7 to the Notes to the Consolidated Financial Statements). The Association's allowance for loan losses as a percentage of net loans receivable was .65% and 1.04% at December 31, 1996 and 1995, respectively, and 55.9% and 35.6% of classified assets at December 31, 1996 and 1995, respectively.

                                  OTHER INCOME

Other income consists of servicing income and fee income, service charges, gain or loss on the sale of securities available for sale and income or loss from the Association's subsidiary's real estate venture. Other income increased $145,000 to $1.2 million for the quarter ended December 31, 1996 from $1.1 million for the same period in 1995, due to the reversal of a specific reserve of $200,000 referenced above which had been maintained with respect to an interest-earning deposit which was pledged as collateral for the ESOP loan and which was recovered during the quarter (see Note 7 to the Notes to Consolidated Financial Statements).

                                OPERATING EXPENSE

Operating expense increased $455,000, or 10.9%, to $4.6 million for the three month period ended December 31, 1996, from $4.2 million from the same period in 1995, primarily due to increases of $135,000 in advertising and promotion due to increased advertising designed to increase the Association's market share, and $122,000 in employee compensation and benefits as a result of increased staffing due to both a branch office opening and the expanded loan production program.

                           PROVISION FOR INCOME TAXES

Provision for income taxes increased $29,000 to $696,000 for the three months ended December 31, 1996 as compared to $667,000 for the same period in 1995 due to the increase in net income.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

                           PART II. OTHER INFORMATION
                           --------------------------

ITEM 1.       LEGAL PROCEEDINGS

              There are various claims and lawsuits in which the Association is periodically involved incidental to the Association's business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

ITEM 2.       CHANGES IN SECURITIES

              Not applicable.

ITEM 3.       DEFAULTS UPON SENIOR SECURITIES

              None.

ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

              The Association held its Annual Meeting of Shareholders on January 15, 1997. Of the 5,090,120 shares eligible to vote, 4,799,755 shareholders or 94.3%, including 2,620,144 shares owned by ComFed,
              M. H. C., were represented in person or by proxy at the meeting.

              The votes cast produced the following results:

                                                                                          Number Of Votes
                 Election of Directors for                                                ---------------
                 a three year term expiring in 2000                                     For            Withheld
                 ----------------------------------                                     ---            --------
                 Karl D. Griffin                                                     4,744,958          54,797
                 Harold I. Stevenson                                                 4,745,278          54,477

                 Election of a Director for a two
                 year term expiring in 1999
                 ------------------------------------
                 James B. Pittard, Jr.                                               4,744,792          54,963


                                                                                  Number of Votes
                                                         -----------------------------------------------------------
                                                                  For                 Against           Abstain
                                                                  ---                 -------           -------
                 Ratification of Deloitte
                 & Touche LLP as auditors
                 for fiscal year 1997                          4,754,079              25,580            20,096

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

ITEM 5.       OTHER INFORMATION.

(a)
              On January 16, 1997, the Board of Directors of the Association adopted a resolution to proceed with filing an application with the Office of Thrift Supervision ("OTS") to reorganize Community Savings into a two-tier holding company structure. As a result of the reorganization, the Association will be a wholly-owned subsidiary of a Florida-chartered company which will be owned by the existing shareholders.

              ComFed, M. H. C., the Association's mutual holding company, will hold a majority of the common stock of the new mid-tier stock holding company, which will own 100% of the common stock of Community Savings. Under the reorganization, each share of Association common stock held by existing shareholders of Community Savings will be exchanged for a share of common stock of the mid-tier stock holding company. The reorganization of the Association will be structured as a tax-free reorganization and will be accounted for in a manner similar to a pooling of interests. Completion of the reorganization is subject to regulatory approval by the OTS and to shareholder approval. It is expected to be completed during the second quarter of 1997.

(b)
              During January 1997, the Board of Directors of the Association approved a change of the Association's fiscal year from September 30 to December 31, effective December 31, 1996.

ITEM 6.       EXHIBITS AND REPORTS ON FORM 8-K.

(a)           Exhibits.
              ---------

              None.

(b)           Current Reports On Form 8-K.
              ----------------------------

              None.

                                   SIGNATURES
                                   ----------

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.




                                       COMMUNITY SAVINGS, F. A.




                                       /s/ JAMES B. PITTARD, JR
                                       -------------------------------------
Date:         February 11, 1997            James B. Pittard, Jr.
                                           President and Chief Executive Officer


Date:         February 11, 1997        /s/ LARRY J. BAKER
                                       -------------------------------------
                                           Larry J. Baker
                                           Senior Vice President and Treasurer